

Fred Muhleman • 3rd

Director, Expense Reduction Analysts

Rochester, New York Area

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Expense Reduction
Analysts

 University of Rochester

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 500+ connections

Fred Muhleman is a Business Advisor, Past President & CEO, Global Enterprise Leader and Corporate Strategist with over 25 years experience leading transformations ranging from small to multi-national corporations. Fred specializes in finding incremental cash flow for small and mid-sized organizations...

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Fred's Articles

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This Could Be the Answer!
Fred Muhleman on LinkedIn
August 20, 2016

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Experience

Director
Expense Reduction Analysts
Oct 2007 – Present • 10 yrs 7 mos

President & CEO
Cross Bros. Co., Inc.
Nov 2005 – Jun 2007 • 1 yr 8 mos

 **Director of World Wide Manufacturing - Cameras**
Eastman Kodak

Education


University of Rochester
MBA, Management
1991 – 1993


Rochester Institute of Technology
BS, Mechanical Engineering

Skills & Endorsements

Strategy · 53

 Endorsed by **Barry Simon, who is highly skilled at this**

Endorsed by **22 of Fred's colleagues at Eastman Kodak Company**

Operations Management · 39

Endorsed by **17 of Fred's colleagues at Eastman Kodak Company**

 Endorsed by **7 people who know Operations Management**

Manufacturing · 36

 Endorsed by **Dan Hurst and 2 others who are highly skilled at this**

Endorsed by **20 of Fred's colleagues at Eastman Kodak Company**

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Recommendations

Received (1) Given (3)


Jan Austin, PhD, MCC, BCC
Developing organizational excellence for world-class results
April 20, 2009, Fred was a client of Jan's

Fred excels at the critical analysis that underpins effective organizational strategy. He connects the dots on operational effeciency and links them to strategy in ways that bolster the bottom line. Fred also excels at tough negotiations that bring disparate parties together around a common vision.

Accomplishments

2 Patents   ⌄
Reusable Products Packaging System • Returnable/Reusable Products Packaging System

Interests

Upstate Ventures
1,599 members

Procurement Executives - Best i...
46,968 members


Upstate NY Business Developm...
574 members


Rochester Regional Photonics C...
504 members